SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Net Element, Inc.
(Name of Issuer)

Common Stock, $0.0001 per share par value
(Title of Class of Securities)

64111R 102
(CUSIP Number)

Anvar Mametov

Cayman Invest S.A.

3A Little Denmark Complex

147 Main Street P.O. Box 4473

Road Town, Tortola, British Virgin Islands VG 1110

+7 916 664 1310
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Cayman Invest S.A.
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	5,569,158*
	8	Shared Voting Power	0
	9	Sole Dispositive Power	5,569,158*
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		5,569,158
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		15%
14	Type of Reporting Person		OO

* Number of shares reflects 15% of 37,127,720, which is the number of the outstanding shares of Common Stock as of June 30, 2014.

CUSIP No. 64111R 102
1	Names of Reporting Persons. Anvar Mametov
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	5,569,158*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	5,569,158*
11	Aggregate Amount Beneficially Owned by Each Reporting Person		5,569,158
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		15%
14	Type of Reporting Person		IN

* Number of shares reflects 15% of 37,127,720, which is the number of outstanding shares of Common Stock as of June 30, 2014.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13D filed by Cayman Invest S.A. (“Cayman Invest”) and Anvar Mametov (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on April 21, 2014 (the “Schedule 13D”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

This Amendment No. 1 is being filed by the Reporting Persons (i) to amend the number of shares beneficially owned by the Reporting Persons from 4,840,995 to 5,569,158 to adjust for the number of outstanding shares of Common Stock at the time that the Qualified Financing took place and the principal amount of the Note was automatically converted into shares of the Company’s Common Stock pursuant to the Note, and (ii) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by the addition of the following:

On July 15, 2014, the Company and Cayman Invest executed a Confirmatory Agreement to reflect the occurrence of a Qualified Financing, confirm the automatic conversion on June 30, 2014 of the principal amount of the Note into 5,569,158 shares of Common Stock of the Company, or 15% of the then-outstanding shares of Common Stock, and to confirm the adjustment in the calculation of the number of shares of Common Stock of the Company into which the principal amount of the Note was convertible.

Item 5. Interest in Securities of Issuer

Items 5 (a) – (b) of Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b) As of the date hereof, Cayman is the beneficial owner of 5,569,158 shares of Common Stock, representing approximately 15% of the outstanding shares of Common Stock (based on 37,127,720 shares outstanding as of June 30, 2014) and has sole voting power and sole dispositive power with respect to such shares. Mr. Mametov, as the sole shareholder and sole director of Cayman, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Cayman and has shared voting power and shared dispositive power with respect to such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in Item 4 above is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended by the addition of the following exhibit:

Exhibit 99.3 Confirmatory Agreement, dated July 15, 2014, between Cayman and the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 30, 2014	/s/ Anvar Mametov
Anvar Mametov

Date: September 30, 2014	CAYMAN INVEST S.A.

	By:	/s/ Anvar Mametov
Anvar Mametov, Director

EXHIBIT INDEX

The Exhibit Index of Schedule 13D is hereby amended by the addition of the following:

Exhibit 99.3 Confirmatory Agreement, dated July 15, 2014, between Cayman and the Company.